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                           July 26, 2022

       Kate Wang
       Chief Executive Officer
       RLX Technology Inc.
       19/F, Building 1, Junhao Central Park Plaza
       No. 10 South Chaoyang Park Avenue
       Chaoyang District, Beijing 100026
       People   s Republic of China

                                                        Re: RLX Technology Inc.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-39902

       Dear Ms. Wang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2021

       Key Information
       Our Holding Company Structure and Contractual Arrangements With the Consolidated Variable
       Interest Entity, page 3

   1. We note that you have provided some disclosures on pages 3 through 13, including references to related
disclosures elsewhere in the filing, which appear to be partially responsive to some of
the sample comments for China-Based Companies that were posted to our website in
December 2021. However, we did not observe all of the disclosures that were suggested by the
sample comments. Therefore, this letter includes comments seeking the disclosure of
additional information based on that guidance.
 Kate Wang
FirstName  LastNameKate Wang
RLX Technology   Inc.
Comapany
July       NameRLX Technology Inc.
     26, 2022
July 26,
Page  2 2022 Page 2
FirstName LastName
2.       We note your disclosure on page 3 indicating that terms such as    we,
      us,       our
         company    and    our    may refer to RLX Technology Inc. and its
subsidiaries, or may refer
         to or encompass the VIE and its subsidiaries, where disclosures pertain to business operations, financial information, or risk factors.

         Please revise disclosures throughout the filing to provide distinct references for the holding company and its subsidiaries, and the VIE and its subsidiaries, so that it is clear to investors which entities disclosures are referencing and which subsidiaries or entities are conducting the business operations. Please refrain from using terms
such as    we,    "us,"
         "our company" and    our    when describing activities or functions of
the VIE.
3. Please reposition the corporate structure diagram that is currently situated on page 106, or incrementally provide a comparable diagram, identifying the person or entity that owns the equity in each depicted entity, in the forepart of the document.
4. Please expand the disclosures of the risks associated with (i) your corporate structure and
         (ii) having the majority of your operations in China, to describe the significant regulatory, liquidity, and enforcement risks, and to provide cross-references to more detailed discussions of these risks that are provided elsewhere in the filing.

         Such disclosures should encompass risks and uncertainties arising from the legal system in China including the enforcement of laws, and explain that rules and regulations in
         China can change quickly, with little advance notice; and that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities.

         Such disclosures should also acknowledge the risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas, and/or foreign investment in China-based issuers, could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.
5. Please revise your disclosure to explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies, where Chinese law prohibits direct foreign investment in the operating companies and to clarify that investors may never hold equity interests in the Chinese operating companies.
Financial Information Related to the Consolidated Variable Interest Entity, page 8

6. We note that your condensed consolidating schedules include financial information for
         RLX Technology, Inc. and various unidentified entities or groups, including Other
         Subsidiaries, Primary Beneficiary of the Consolidated VIE, and Consolidated VIE and its
         subsidiaries, along with eliminating adjustments and consolidated totals.
 Kate Wang
RLX Technology Inc.
July 26, 2022
Page 3
      Please revise the column headings to identify the specific entities associated with each category, or provide incremental disclosure of the entities associated with each category and their corresponding domiciles along with each tabulation.
Liquidity and Capital Resources
Cash Flows and Working Capital, page 122

7. We note your disclosure explaining that you expect to invest a significant portion of the proceeds from your initial public offering in your PRC operations "for general corporate
      purposes within the business scopes of the consolidated VIE and VIE   s
subsidiaries."

      Please expand the disclosures associated with your Condensed Consolidating Balance
      Sheets on page 10 to identify the functional currencies of the entities within your consolidated group and the currency in which intercompany loans will be denominated.

      Please also explain how you will account for changes to the intercompany receivable/payable balances resulting from US Dollar/RMB exchange rate fluctuations,
      considering the guidance in FASB ASC 830-20-35-2 and 3(b) and FASB ASC 830-30-45-
      12, and quantify the amount of any cumulative translation adjustments for the PRC entities and the parent company reported in your consolidating schedules.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at
(202) 551-
3337 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller, Branch Chief at (202) 551-3686 with any other questions.



                                                           Sincerely,
FirstName LastNameKate Wang
                                                           Division of
Corporation Finance
Comapany NameRLX Technology Inc.
                                                           Office of Energy &
Transportation
July 26, 2022 Page 3
cc:       Chao Lu
FirstName LastName